02048922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

JUL 16 2002

For the fiscal year ended December 31, 2001

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

COMMISSION FILE NUMBER 1-12149

CONSOLIDATED FREIGHTWAYS CORPORATION
STOCK AND SAVINGS PLAN

Consolidated Freightways Corporation
Incorporated in the State of Delaware
I.R.S. Employer Identification No. 77-0425334
16400 SE CF Way Vancouver, WA 98683
Telephone Number: (360) 448-4000

Financial Statements and Exhibits

Item 4: Plan Financial Statements and Schedule prepared in accordance with the financial reporting requirements of ERISA.

Consolidated Freightways Corporation Stock and Savings Plan statement of net assets available for benefits as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, together with reports of Independent Auditors.

The report of Arthur Andersen LLP (Andersen) covering the 2000 financial statements is a copy of a report previously issued by Andersen on June 26, 2001. We have not been able to obtain a re-issue from Andersen. Andersen has not consented in this Annual Report on Form 11-K to the incorporation by reference of its report into registration statements (No. 333-16851, 333-16835, 333-25167, 333-95859, 333-85775, 333-95861, 333-42456, 333-87892, 333-86716 and 333-86718). Because Andersen has not consented in this filing to the incorporation by reference of its reports in the aforementioned registration statements, it may be more difficult for you to seek remedies against Andersen and your ability to seek relief against Andersen may be impaired.

Exhibits: Consent of Independent Auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Consolidated Freightways Corporation Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Consolidated Freightways Corporation Stock and Savings Plan

July 15, 2002

Stephen D. Richards
Senior Vice President and General Counsel

# CONSOLIDATED FREIGHTWAYS CORPORATION
# STOCK AND SAVINGS PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Reports Thereon)

**CONSOLIDATED FREIGHTWAYS CORPORATION**
**STOCK AND SAVINGS PLAN**

Financial Statements and Schedule

December 31, 2001 and 2000

## Index to Financial Statements and Schedule

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

**Independent Auditors' Report**

The Compensation Committee
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statement of net assets available for plan benefits of the Consolidated Freightways Corporation Stock and Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets Held at End of Year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
June 24, 2002

ARTHUR ANDERSEN

**Report of Independent Public Accountants**

To the Compensation Committee of the
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Freightways Corporation Stock and Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Portland, Oregon
June 26, 2001

This report is a copy of a previously issued report by Arthur Andersen LLP and has not been reissued.

**CONSOLIDATED FREIGHTWAYS CORPORATION**
**STOCK AND SAVINGS PLAN**

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Assets: | | |
| Investments, at fair value: | | |
| Shares in registered investment companies | $ 117,873,157 | $ 141,566,933 |
| Common and collective trust funds | 55,084,973 | 52,141,850 |
| Corporate stock | 17,351,100 | 16,829,268 |
| Participant loans | 8,682,376 | 10,064,159 |
| Total investments | 198,991,606 | 220,602,210 |
| Contributions receivable: | | |
| Participants | 525,781 | 615,113 |
| Employer | 520,846 | 548,192 |
| Total contributions receivable | 1,046,627 | 1,163,305 |
| Net assets available for plan benefits | $ 200,038,233 | $ 221,765,515 |

See accompanying notes to financial statements.

**CONSOLIDATED FREIGHTWAYS CORPORATION**
**STOCK AND SAVINGS PLAN**

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

| | |
|---|---|
| Additions: | |
| Participant contributions | $ 11,189,346 |
| Employer contributions | 2,150,419 |
| Rollover contributions | 748,931 |
| Dividend and interest income | 1,912,229 |
| Total additions | 16,000,925 |
| Deductions: | |
| Distributions to participants | (16,865,896) |
| Net depreciation in fair value of investments | (20,798,942) |
| Transfers out to other plans | (63,369) |
| Total deductions | (37,728,207) |
| Net decrease | (21,727,282) |
| Net assets available for plan benefits: | |
| Beginning of year | 221,765,515 |
| End of year | $ 200,038,233 |

See accompanying notes to financial statements.

## (1) Description of Plan

The following description of the Consolidated Freightways Corporation Stock and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or Plan document for more complete information.

### *(a) General*

Consolidated Freightways Corporation (the Company or CFC) established the Consolidated Freightways Corporation Stock and Savings Plan, effective December 2, 1996, for the purpose of providing retirement benefits for the employees of the Company. Prior to December 2, 1996, the Company's employees participated in the Consolidated Freightways Inc. Thrift and Stock Plan sponsored by Consolidated Freightways Inc., the former parent, which is now CNF Inc. (CNF). In connection with the Company's spin-off from Consolidated Freightways Inc. on December 2, 1996, the Company's employees' account balances and loans outstanding were transferred to the Plan. The Plan is a profit-sharing plan offering the employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The related trust is intended to comply with Section 501 of the Code.

Employees are eligible to participate in the Plan if the participant is not covered by a collective bargaining agreement, is not a leased employee, and is not a nonresident alien. Employees of subsidiaries with substantially all operations outside of the United States, unless the Employer makes contributions under the Federal Insurance Contributions Act on behalf of the employees and they do not accrue benefits under a Company funded pension plan other than the Consolidated Freightways Corporation Pension Plan, are not eligible. Certain supplemental employees are eligible after competing 1,000 hours of service during a twelve-month period.

Overall responsibility for administering the Plan rests with the Consolidated Freightways Corporation Administrative Committee (the Committee) which is appointed by the chief executive officer of the Company. The Plan trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.



(Continued)

### (b) *Contributions*

Effective February 1, 2001, eligible new-hire full-time employees must make an election not to participate in the Plan; otherwise they are automatically enrolled in the Plan with a deferral of 3%.

Participants may contribute up to 18% of their compensation, as defined by the Plan and subject to certain Internal Revenue Service (IRS) limitations. The Company makes matching contributions equal to 50% of the participant's contribution, but not exceeding 1.5% of the participant's compensation, as defined. The Company's matching contributions occur quarterly at the end of the quarter. Company contributions are in the form of the Company's Common Stock or in cash.

### (c) *Participant Accounts*

The Plan allows participants to select the type of investment funds in which to invest their contributions. The Company's contribution cannot be directed by the participant until certain criteria are met and is deposited into the nonparticipant-directed Restricted CFC Common Stock Fund. The amount of the Company's matching contribution is based upon a percentage of participant contributions as described above. Net earnings of the individual investment funds are allocated to each participant's account based upon the value of the participant's fund balance in relation to the Plan's total fund balance. The benefit to which a participant is entitled is the balance of the participant's account.

### (d) *Vesting*

Participants are fully vested at all times in all employee contributions made to the Plan plus net earnings thereon. The employer matching contributions are vested on a graded schedule over a three year period.

### (e) *Forfeitures*

Forfeitures are used to reduce future employer contributions.

### (f) *Participant Loans*

The Plan has a loan provision allowing participants access to funds in their accounts. Participants can have up to three loans outstanding at one time. Loans can be no less than $1,000 and in aggregate cannot exceed the lesser of the participant's elective contributions and related earnings, 45% of the employee's account balance or $50,000, reduced by the highest aggregate loan balance within the preceding 12 months. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a reasonable rate determined by the Committee. Loans outstanding at December 31, 2001 bear interest at rates ranging 7.00% to 10.50%. Principal and interest payments are paid ratably through payroll deductions.



(Continued)

### *(g) Terminations and Withdrawals*

Participants and their beneficiaries can receive a total distribution from their accounts upon death, disability, or termination of employment. A participant can elect to have his/her account distributed in (a) a single lump sum, (b) a series of substantially equal annual installments or (c) a direct rollover into an eligible retirement plan. Participants over the age of 59½ may withdraw amounts attributable to elective and matching contributions, rollovers and related earnings before termination of employment. Participants may withdraw certain accounts from prior plans under the former parent company, in single sums, up to two times a year before termination of employment. Distributions will be made in cash except that the participants' accounts invested in the Company's common stock can, at the direction of the participant, be paid in shares.

### *(h) Plan Termination*

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the board of directors. In the event that the Plan is terminated, the accounts of all affected participants shall remain fully vested and nonforfeitable. Upon termination of the Plan, the net assets shall be transferred to a successor defined contribution plan or other qualified plan, or be distributed to each participant in proportion to the amount credited to his or her account.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Accounting*

The accompanying financial statements have been prepared using the accrual method of accounting.

### *(b) Valuation of Investments*

The investments in T. Rowe Price registered investment companies and common and collective trust funds in the accompanying financial statements are stated at fair value. Fair value for shares in the registered investment companies is determined by quoted market price which represents the net asset value of shares held by the Plan. Shares of common and collective trust funds are valued at the net asset value per share, which approximates the fair value. Corporate stock is valued at its quoted market price. Participant loans are valued at cost.

The Plan invests in a variety of assets. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.



(Continued)

### (c) *Income Recognition*

The difference in fair value from one period to the next is included in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits. The net depreciation in fair value of investments also includes realized gains and losses on sales of investments during the year.

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade date basis.

### (d) *Operating Expenses*

The Company may elect to pay any and all administrative fees or expenses of the Plan. Otherwise, these expenses and fees shall be paid from Plan assets. During 2001, all administrative expenses and fees of the Plan were paid by the Company.

### (e) *Payment of Benefits*

Benefits paid to participants are recorded upon distribution.

### (f) *Estimates*

Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

## (3) Investments

The Plan allows participants to select the type of investment fund in which to invest their contributions. The Plan also includes a nonparticipant-directed investment. This fund invests in the common stock of Consolidated Freightways Corporation. The participants are entitled to full voting rights and all dividends when paid on shares credited to his or her account.



(Continued)

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed Restricted CFC Common Stock Fund is as follows:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Net assets: | | | | |
| CFC Common stock | $ | 3,383,118 | $ | 2,257,511 |
| Employer contributions receivable | | 520,846 | | 548,192 |
| | $ | 3,903,964 | $ | 2,805,703 |

| | | |
|---|---|---|
| Changes in net assets for the year ended December 31, 2001 | | |
| Employer contributions | $ | 1,310,828 |
| Distributions to participants | | (277,977) |
| Transfers to participant-directed investments | | (548,076) |
| Transfers out to other plans | | (8,709) |
| Net appreciation in fair value of investments | | 622,195 |
| | $ | 1,098,261 |

Investments (depreciated) appreciated in value during the year ended December 31, 2001 as follows:

| | | |
|---|---|---|
| Shares in registered investment companies | $ | (25,326,273) |
| Common and collective trusts | | (1,224,005) |
| Corporate stock | | 5,751,336 |
| | $ | (20,798,942) |

The following investments exceeded 5% of net assets at December 31:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| T. Rowe Price Growth Stock Fund | $ | 45,905,187 | $ | 52,345,061 |
| T. Rowe Price Science and Technology Fund | | 27,641,908 | | 46,777,563 |
| T. Rowe Price Equity Income Fund | | 33,223,874 | | 32,591,055 |
| T. Rowe Price Equity Index Trust | | 9,822,052 | | 12,153,702 |
| T. Rowe Price U.S. Treasury Money Market Trust | | 28,746,653 | | 24,701,403 |
| Consolidated Freightways Corporation Common Stock | | 17,351,100 | | 16,829,268 |



(Continued)

### (4) Income Tax Status

The IRS has determined and informed the Company by a letter dated November 2, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since that date. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

### (5) Related Party Transactions

Certain Plan investments are shares in funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan, and therefore, these investments and investment transactions qualify as party-in-interest transactions.

### (6) Subsequent Events

Effective January 1, 2002, the Plan was amended to allow participants to defer up to 30% of their eligible compensation into the Plan, subject to certain IRS limitations.

Effective April 1, 2002, the compensation committee approved a resolution to amend the Plan to allow participants to diversify their vested shares of nonparticipant-directed Restricted CFC Common Stock Fund to other investment options.

Effective April 1, 2002, the Company ceased making matching contributions to the Plan.

Schedule I

**CONSOLIDATED FREIGHTWAYS CORPORATION**
**STOCK AND SAVINGS PLAN**

EIN 77-0425334
Plan No. 002

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2001

| Identity of issue, borrower, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral, par, or maturity value | Cost | Current value |
|---|---|---|---|
| | Shares in registered investment companies: | | |
| *T. Rowe Price | International Stock Fund | $ 7,572,591 | $ 5,597,376 |
| *T. Rowe Price | Growth Stock Fund | 55,511,200 | 45,905,187 |
| *T. Rowe Price | Small-Cap Value Fund | 4,579,694 | 5,053,187 |
| *T. Rowe Price | Mid Cap Growth Fund | 425,246 | 451,625 |
| *T. Rowe Price | Science and Technology Fund | 52,670,323 | 27,641,908 |
| *T. Rowe Price | Equity Income Fund | 34,328,875 | 33,223,874 |
| | Common and collective trust funds: | | |
| *T. Rowe Price | Equity Index Trust | 10,010,901 | 9,822,052 |
| *T. Rowe Price | Bond Index Trust | 8,402,311 | 9,609,146 |
| *T. Rowe Price | U.S. Treasury Money Market Trust | 28,746,653 | 28,746,653 |
| *T. Rowe Price | Retirement Strategy Trust – Balanced | 3,002,486 | 3,420,028 |
| *T. Rowe Price | Retirement Strategy Trust – Income Plus | 1,015,114 | 1,117,035 |
| *T. Rowe Price | Retirement Strategy Trust – Conservative Growth | 2,262,948 | 2,370,059 |
| | Corporate stock: | | |
| * Consolidated Freightways Corporation | Common stock | 28,891,441 | 17,351,100 |
| * Plan participants | Participant loans: | | |
| | Participant loans with interest rates from 7.00% to 10.50% and maturing through 2006 | — | 8,682,376 |
| | | | $ 198,991,606 |

*Represents a party-in-interest as of December 31, 2001.

Note: Cost is calculated using the moving average method.

See accompanying independent auditors' report.

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

## Consent of Independent Public Accountants

The Board of Directors
Consolidated Freightways Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-16851, 333-16835, 333-25167. 333-95859, 333-85775, 333-95861, 333-42456, 333-87892, 333-86716 and 333-86718) on Forms S-8 of Consolidated Freightways Corporation of our report dated June 24, 2002, with respect to the statement of net assets available for plan benefits of the Consolidated Freightways Corporation Stock and Savings Plan as of December 31, 2001, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, and the related supplemental schedule of assets held at end of year as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Consolidated Freightways Corporation Stock and Savings Plan.

KPMG LLP

Portland, Oregon
July 12, 2002